Exhibit (r)(2)

Personal Securities Transactions: Rule 17j-1 Code of Ethics

Requirement. Section 17(j) and Rule 17j-1 prohibit personal investment activities that may involve conflicts of interest between a BDC and its personnel. Specifically, Section 17(j) prohibits affiliated persons of an investment company, its investment adviser or principal underwriter from engaging in fraudulent, deceptive or manipulative trading practices in connection with the purchase or sale of securities held or to be acquired by a BDC in contravention of rules that the SEC may adopt.

Rule 17j-1 requires that a BDC (and any investment adviser providing advisory services) adopt a written code of ethics containing provisions reasonably necessary to prevent its “access persons” from engaging in conduct prohibited by the Rule. Rule 17j-1 does not set forth detailed requirements for what must be included in codes of ethics; however, there are industry practices with regard to personal trading. A BDC’s board of directors must be presented at least annually with a written report describing any issues that have arisen under the codes of ethics of the BDC, and the adviser and any principal underwriter since the last report and certifying that the entity has adopted procedures reasonably necessary to prevent access persons from violating the code.

Rule 17j-1 requires that “access persons”1 submit initial securities holdings reports upon becoming an access person, quarterly transaction reports no later than 30 days after the end of a calendar quarter (or broker trade confirmations or account statements in lieu of such transaction reports), and annual holdings reports. It is anticipated that all of the Company’s access persons will also be employees of Comvest Advisors LLC and will be submitting such reports to Comvest Advisors with such reports satisfying the reporting obligations in this section. These reports cover an access person’s holdings or transactions in “Covered Securities,” which are deemed to include all securities except for:

•	direct obligations of the U.S. Government;

•	bankers’ acceptances, bank certificates of deposit, commercial paper, and high quality short-term debt instrument, including repurchase agreements; and

•	shares issued by registered open-end investment companies.

Rule 17j-1 excepts from its reporting and recordkeeping requirements the following:

•	Transactions effected in any account over which the person has no direct or indirect influence or control;

•	If required to make a report solely by reason of being a director of the BDC, a director who is not an “interested person” of the BDC need not make (1)

[1]

Rule 17j-1(a)(1) defines an “access person” to include any officer, director, or general partner of the company or the adviser, as well as: (1) an employee who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding, the purchase or sale of Covered Securities by the BDC, or whose functions relate to the making of any recommendations with respect to such purchases or sales, and (2) any natural person in a control relationship to the company or adviser who obtains information concerning recommendations made to the BDC with regard to the purchase or sale of covered securities.

an initial holdings report and an annual report, and (2) a quarterly transaction report, unless the director knew, or in the ordinary course of fulfilling his or her official duties as a director should have known, that during the 15-day period immediately before or after the director’s transaction in a Covered Security that the BDC purchased or sold the Covered Security, or the BDC or its investment adviser considered purchasing or selling the Covered Security. Accordingly, the Company does not expect that any of its non-interested directors will be filing such reports.

•

An access person to the BDC’s principal underwriter need not make a report to the principal underwriter if (1) the principal underwriter is not an affiliated person of the BDC or any investment adviser of the BDC, and (2) the principal underwriter has no officer, director or general partner who services as an officer, director or general partner of the BDC or of any investment adviser of the BDC.

•

An access person to an investment adviser need not make a separate report to the investment adviser to the extent the information in the report would duplicate information required to be recorded by Rule 204-2(a)(13) under the Advisers Act.

•	An access person will be considered to have submitted a report if the report would duplicate information contained in a broker trade confirmation or account statement received by the BDC.

•	Transactions effected pursuant to an automatic investment plan.[2]

The records must state the title and amount of the security involved; the date and nature of the transaction (i.e., purchase, sale or other acquisition or disposition); the price at which it was effected; and the name of the broker, dealer or bank with or through whom the transaction was effected.

Policy. The Company, the Adviser, and the Administrator have adopted a Joint Code of Ethics pursuant to Rule 17j-1, attached hereto as Appendix F, which governs the actions of all directors, managers, officers and employees of the Company, the Adviser and the Administrator3 designed to prevent violations of the Federal Securities Laws regarding personal securities transactions.

Procedures:

PERSONAL SECURITIES TRANSACTIONS/CODES OF ETHICS PROCEDURES
Who	CCO or designees; Adviser CCO or designees

[2]

An “automatic investment plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. A dividend reinvestment plan is a type of automatic investment plan.

[3]	All such persons are collectively referred to in the Joint Code of Ethics and for purposes of this Manual as “Covered Persons.”

PERSONAL SECURITIES TRANSACTIONS/CODES OF ETHICS PROCEDURES
Compliance Procedures

Newly associating Covered Persons must attest that they have received, read, understand and will comply with the Joint Code of Ethics. All Covered Persons must furthermore certify annually that they have fully complied with the Joint Code of Ethics since their last such certification.

The CCO or designee reviews quarterly documentation evidencing personal transactions in “covered securities” (as this term is used in and defined by the Joint Code of Ethics) for prohibited or questionable conduct – such documentation may be in the form of required reporting to Comvest Advisors LLC to the extent any covered persons are also employees of that entity.

The CCO or designees shall maintain, in consultation with the Adviser CCO or designees, a “restricted list” (“Restricted List”) as called for by the Joint Code of Ethics.

Annually, the CCO issues a report to the Board as required by Rule 17j-1 with respect to administration of, and developments regarding, the Joint Code of

Ethics.

When

Upon initial association of Covered Persons

•  Receipt of affirmations of receipt, etc. re: Joint Code of Ethics

Quarterly

•  Receipt and review of transaction reports

Annually

•  Receipt and review of year-end holdings reports and annual compliance certifications

•  Preparation and delivery of annual report to the Board as required by Rule 17j-1

Continuously

•  Maintenance of Restricted List

How Evidenced

Joint Code of Ethics and Restricted List

Reports

•  Initial and annual holdings reports

•  Quarterly transaction report

•  Documentation of review of same

Quarterly and annual compliance reports to Board

Board meeting minutes

Where Maintained	Compliance File / Personnel Files

PERSONAL SECURITIES TRANSACTIONS/CODES OF ETHICS PROCEDURES
Retention	The Company will maintain such records for a period of at least six years in an easily accessible location.
Review Procedure	Review files annually as part of the Annual Review